July 16, 2020

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied UV, Inc.

Amendment No.1 to Draft Registration Statement on Form S-1

Submitted June 24, 2020

CIK No. 0001811109

Dear Staff:

On behalf of Applied UV, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 9, 2020 with respect to Amendment No.1 to the draft Registration Statement on Form S-1 (the “Draft Form S-1/A”) submitted on June 24, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Form S-1 (the “Form S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Prospectus Summary, page 3

1. We note your disclosure that ResInnova has stated that it is anticipated that both the SteriLumen Disinfecting Drain and the SteriLumen Disinfecting Mirror “generate enough UV fluence in order to kill human coronaviruses.” We note that there are several types of human coronaviruses. Please clarify the types of human coronaviruses that your products are effective against. Please discuss any limitation of this study or report consider including appropriate risk factor disclosure related to the ResInnova reports.

We have revised the disclosure contained in the first paragraph on page 4 of the Form S-1 to state:

“In a Report dated June 30, 2020 ResInnova found the SteriLumen Disinfecting System to be effective in killing OC43 human coronavirus, which according to ResInnova is a common surrogate for coronavirus as described in further detail under “Business—Second ResInnova Report.””

We have revised the disclosure under the heading “—Second ResInnova Report on page 6 of the Form S-1 to state:

“In a Report dated June 30, 2020, ResInnova found the SteriLumen mirror and drain to be greater than 97% and 99.99%, respectively, effective in killing the OC43 human coronavirus in the bathroom sink area. According to ResInnova, it is expected that the Coronavirus, will be killed in a similar manner to OC43 since they both are in the Beta genre of coronaviruses.”

The Company has also included the risk factor “Certain ResInnova testing limitations” on page 17 of the Form S-1.

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Recent Developments - Options, page 6

2. Your disclosure regarding options granted to the Board of Directors refers to an exercise price equal to the greater of $0.50 and the market value per share of the company’s common stock on the date of the grant. However, the subsequent event footnotes on pages F-25 and F-47 state that the exercise price will be equal to the greater of $2.50 per share and the per share market value of the company's common stock on the date of the grant. Please revise your registration statement to reconcile the exercise prices in the document.

The Company has revised the disclosure on under the heading “—Options” on page 6 of the Form S-1 to state that exercise price of the options is equal to the greater of $2.50 and the market value per share of the company’s common stock on the date of the grant

Risk Factors

Risks Relating to Ownership of Our Securities

Our certificate of incorporation will designate specific courts..., page 29

3. We note that you removed your statement in this section that the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act. We also note that you have removed the disclosure identifying the federal district courts as the forum for claims under the Securities Act. However, the second paragraph of this risk factor still references a federal forum for Securities Act claims. Please disclose whether your exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please ensure that your disclosure regarding the scope the provision described on page 60 is consistent with this section.

In the Draft Form S-1/A the Company revised the risk factor so that it was identical to the language contained in the Company’s Restated Certificate of Incorpotaion. The Company does not see any references the the federal district courts in this risk factor. However, the Company has revisd the title of the risk factor to indicate that it only relates to the designation of the Delaware Chancery Court. The exclusive forum provision was not meant to relate to claims under the Secuties Act or the Exchange Act. The Company has amended its Certificate of Incorporation to include the following language at the end of its exclusive forum provision:

“This provision shall not apply to any actions arising under the Securities Act of 1933, as amended or Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction or for which the federal and state courts have concurrent jurisdiction in accordance with applicable law.”

The Company has also added revised the disclosure under the heading “—Exclusive Forum” on page 63 of the Form S-1 to state that the exclusive forum provision does not apply to claims under federal securities laws.

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Dilution, page 33

4. We note that you removed the comparison of the difference between the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering. Please add the table back in to this section or tell us why you do not believe such information is required by Item 506 of Regulation S-K.

The Company has added the table back under the heading “Dilution—Capitalization Table” on page 33 of the Form S-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations - Three Months Ended March 31, 2020 Compared to the Three Months Ended March 31, 2019, page 35

5. The third sentence of your first paragraph refers to net sales for the year ended 2019 as compared to the year ended 2018. Please revise the narrative of your results to refer to the three months ended March 31, 2020 as compared to the three months ended March 31, 2019.

The Company has revised the sentence on page 35 of the Form S-1 to state our net sales for the three months ended 2019 increased by 4.4% to $1,528,400 from $1,460,737 in three months ended 2018.

Management

Board of Directors, page 54

6. We note your response to comment 11. Please revise your disclosure to state that the board currently has four members.

The Company has made further changes to the Board of Directors and has revised the disclosure under “Management—Board of Directors on page 54 to reflect that there are currently seven board members.

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Description of Securities

Warrants, page 59

7. We note your disclosure that you issued two warrants to purchase 1,000 shares in aggregate, each at a $1.00 per share exercise price. Please revise to provide more information about these warrant issuances

The exercise price was not correct in the Draft Form S-1/A and should have been $5.00 to reflect the 1 for 5 reverse stock split. Under the heading “—Warrants” on page 61 of the Form S-1, the Company changed the number of shares underlying the warrants from 1,000 to 5,000 and stated that the warrants were issued in exchange for consulting services.

Consolidated Financial Statements - December 31, 2019 and 2018

Note 10 - Costs and Estimated Earnings on Contracts in Progress, page F-20

8. We note your response to prior comment 20, however, your current disclosures presentthe components of total deferred revenue in different footnotes which may be confusing to a reader. Please revise your footnote to present total deferred revenue that agrees to the consolidated balance sheets, including a reconciliation of the total to the amounts that you separate between the Mount Vernon facility, the third party vendor manufacturer, and other billings made upfront by your customers. Your footnote should also provide an explanation of the aforementioned components comprising the total

The Company has added additional disclosure in Note 1 of the financial statements to state:

“As of December 31, 2019 and 2018, total deferred revenue was $1,245,300 and $1,180,159. As of December 31, 2019, deferred revenue was comprised of work generated from our own Mount Vernon facility of $844,331, work performed at the third party manufacturer of $363,942 and billings made upfront of $37,029. As of December 31, 2018, deferred revenue was comprised of work generated from our own Mount Vernon facility of $514,280, work performed at the third party manufacturer of $206,337 and billings made upfront of $459,542. Deferred revenue balances at the beginning of the 2019 and 2018 reporting periods was recognized in full during the years ended December 31, 2019 and 2018, respectively. Each component of deferred revenue is further explained below.”

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9. We note your response to prior comment 21, however, the nature of the information provided to us and presented in Note 1 is unclear. Please revise your disclosure to present the total amount of revenue that was recognized during the year ended December 31, 2019, that was included within the contract liability (deferred revenue) balance as of January 1, 2019. Please refer to ASC 606-10-50-8b for guidance.

The Company has added additional disclosure in Note 1 of the financial statements (and as per above); Deferred revenue balances at the beginning of the 2019 and 2018 reporting periods was recognized in full during the years ended December 31, 2019 and 2018, respectively.

Note 14 - Segment Reporting, page F-23

10. Please disclose information about major customers, if applicable, as provided by ASC 280-10-50-42.

This is not applicable as no single external customer amount to 10% or more of the Company’s revenues.

Note 15 - Subsequent Event, page F-24

11. We note the date of the audit opinion included in your document has been changed to June 23, 2020 and your footnote reflects matters which occurred in June 2020. As such, it appears to us that you should update the date though which management has evaluated subsequent events. Please revise your footnote as appropriate.

The company has revised the footnote to state “Management has evaluated subsequent events through June 23, 2020, the date the financial statements were available to be issued.

Note 4 – Due to and From Shareholder, page F-38

12. We note your disclosure that as of March 31, 2020 and December 31, 2019, the Company loaned its majority shareholder noninterest-bearing advances of $36,959 and $4,225, respectively. Please provide your analysis as to whether these advances comply with Section 13(k)(1) of the Exchange Act.

These advances were repaid in full in July of this year, but will remain oustandining in the Company’s financial statements through June 30, 2020.

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Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-646-0618.

Jeffrey P. Wofford

Carmel, Milazzo & Feil LLP

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